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                                EXHIBIT (A)(7)

As you know, pursuant to the exchange offer dated April 27, 2001, we have offered to exchange certain of your outstanding options ("Old Options") for new exchanged options to purchase 120% of the number of shares of Common Stock that were subject to the Old Options. The conditions of that offer (the "Exchange Offer") included:

1. If you elect to participate in the Exchange Offer, you must tender all options granted to you after October 27, 2000, regardless of the exercise price;
2. The Exchange Offer only applies to options with an exercise price of $8.50 and above;
3. The exercise price of the new exchanged options you will receive in the Exchange Offer is equal to the fair market value of Selectica's Common Stock on the first meeting of our Compensation Committee occurring six months and one day after the expiration of the Exchange Offer period (currently
   May 24 , 2001);
4. In order to receive the new exchanged options, you will have to be an employee of either Selectica, Inc. or any successor corporation on the date on which your new exchanged options are granted; and
5. Any options that you tender in the Exchange Offer will be canceled at the expiration of the Exchange Offer period (currently May 24, 2001).

As an alternative to participating in the Exchange Offer, the Board of Directors has authorized the Company to grant you additional options following the expiration of the Exchange Offer (currently May 25, 2001). It is important to point out that only employees who choose not to participate in the Exchange Offer will be eligible to receive these new options. These options will have an exercise price equal to the fair market value of the Company's Common Stock on the date of the grant, which will be the closing price of the Common Stock as reported on NASDAQ on such date. The grant of this new option will not affect the status of any existing options you have already been granted. A summary of the new option grant you would receive is attached as Attachment A.

The reason that you may not both receive a new option grant and participate in the Exchange Offer is that, as explained in Section 11 of the materials you were provided in connection with the Exchange Offer, you are not eligible to receive new option grants for a six-month period if you elect to participate in the Exchange Offer. Therefore, only employees who have chosen not to participate in the Exchange Offer will be eligible to receive a new option grant immediately following the expiration of the Exchange Offer.

To summarize, you must elect either to:

A. Accept the new option grant described in Attachment A; or
B.   Participate in the Exchange Offer.

You do not need to notify us of your decision to accept the new option grant. If you do not participate in the Exchange Offer, you will automatically receive the new option grant on May 25, 2001. If you participate in the Exchange Offer, you will become ineligible to receive the new option. To participate in the Exchange Offer, you must follow the procedures outlined in the Exchange Offer materials distributed to you on April 27.

If you have already tendered your options in connection with the Exchange
Offer and you wish to elect to receive a new option grant and not participate in the Exchange Offer, you must withdraw from the Exchange Offer prior to the expiration of the Exchange Offer (currently May 24, 2001). To withdraw tendered options, you must deliver to us a written notice of withdrawal, or a facsimile thereof, with the required information while you still have the right to withdraw the tendered options. The notice of withdrawal must specify the name of the option holder who tendered the options to be withdrawn, the grant date, exercise price and total number of option shares subject to each option to be withdrawn, and the number of option shares to be withdrawn. Once you have withdrawn options from the Exchange Offer, you may re-tender options for exchange only by again following the delivery procedures described in the Exchange Offer. A complete explanation of all the withdrawal rights is contained in Section 4 of the Exchange Offer which was distributed to you on April 27. Additional copies may be obtained by contacting Richard Morales at (408) 545-2627 or Rmorales@Selectica.com.

Although our Board of Directors has approved this new option grant, neither the Company nor the Board of directors makes any recommendation as to whether you should accept the new option grant or participate in the Exchange Offer. You must make your own decision.

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                                  Attachment A

                                 SELECTICA, INC.

                       POTENTIAL OPTION GRANT INFORMATION:


         Name of Optionee:                    First_Name Last_Name

         Total Number of Shares Granted:      Shares Granted

         Exercise Price Per Share:            The exercise price is equal to the fair market
                                              value on the date the option is granted.

         Vesting Commencement Date:           The vesting commencement date will begin when the
                                              option is granted.

         Vesting Schedule:                    This  option  would  be  granted   according  to  the
                                              following  vesting  schedule:   1/48  of  the  Shares
                                              subject to this option when you  complete  each month
                                              of continuous  service from the Vesting  Commencement
                                              Date.